Via Facsimile and U.S. Mail
Mail Stop 4720

April 13, 2010

Mr. Christopher J. Swift
Executive Vice President & Chief Financial Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 0615

Re: **The Hartford Financial Services Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed on February 23, 2010
        File No. 001-13958

Dear Mr. Swift:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Life Principal Products, page 6

2. You disclose that in October 2009, you launched a new variable annuity product designed to meet customer needs for growth and income within your risk tolerances which is replacing your guaranteed minimum withdrawal benefit product. Please revise your disclosure to disclose the terms of this new variable annuity product. Please also revise your Risk Factor section to include a separately headed risk factor that describes the potential risks that are associated with this new variable annuity product.

Property & Casualty Principal Products, page 8

3. On page 8, you disclose that "AARP represents a significant portion of the total Personal Lines business and amounted to earned premiums of $2.8 billion in both 2009 and 2008 and $2.7 billion in 2007." On page 24, you disclose that you "generated approximately 72% of our personal lines earned premium in 2009 under an exclusive licensing arrangement with AARP that continues until January 1, 2020." It appears that this exclusive licensing arrangement with AARP constitutes a material portion of your $14.4 billion in earned premiums in the fiscal year ended December 31, 2009. Please file a copy of your agreement(s) with AARP that describes the terms of this arrangement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, please revise your disclosure to describe the material terms of this arrangement, including, but not limited to any payment provisions, obligations, rights, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that your business is not substantially dependent on this agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investment Credit Risk

Security Unrealized Loss Aging, page 123

4. You disclose in a table on page 124 that 220 available for sale securities have been in an unrealized loss position of more than 50% for more than twelve months. The total unrealized losses for these securities of $1.8 billion on average represents 71% of the $2.6 billion cost or amortized cost. Please revise your disclosure to indicate the nature of these securities and to explain why these unrealized losses, which appear to be significantly greater than credit spreads in the market place, are apparently not indicative of credit losses and/or other-than-temporary impairment.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

5. You classify net receipts/disbursements from investment contracts related to policyholder funds on international variable annuities and cash flows from equity securities classified as trading securities in operating cash flows. Please explain to us why your classification is appropriate under GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response, please ensure that you:

- Compare and contrast why you classify the cash flows from these international variable annuities as operating activities when it appears that you classify all other cash flows from investment and universal life-type contracts as financing activities; and
- Explain the nature and purpose for which the equity trading securities were acquired consistent with the guidance in ASC 320-10-45-11, noting that SFAS 159 amended the previously exiting guidance in paragraph 18 of SFAS 115 to treat cash flows associated with trading securities as operating activities.

Notes to Consolidated Financial Statements
Note 7: Deferred Policy Acquisition Costs and Present Value of Future Profits, page F-53

6. Please revise your policy disclosure to indicate how you amortize acquisition costs associated with your traditional life insurance policies, including your term and group products. In addition, please clarify how much of your capitalized balance relates to your traditional life insurance policies as compared to the amount associated with your investment and universal life-type contracts. Please ensure your revised disclosure clarifies whether the quarterly DAC Unlock is associated with your traditional life insurance policies. Otherwise, please tell us where you have made these disclosures in your filing or why they are not warranted.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Jennifer C. Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant